Filed by Strive, Inc.

(Commission File No.: 001-41612)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

The following is a transcript of an appearance on a DarkSideoftheMoon podcast, posted on X.com, by Jeff Walton, Board Member, of Strive, Inc. (“Strive”),  on September 22, 2025. A link to the podcast is here: https://x.com/DarkSide2030_/status/1970148645828972702

Jeff Darkside X Space

00:00

Jeff, how are you, sir,

Jeff Walton  00:02

good morning. I'm doing well.

00:06

You walked into a harness nest, sir,

Jeff Walton  00:07

yeah, no classic Bitcoin today. Space. You know,

00:12

we try to keep it fun. And you know, light in these spaces,

Jeff Walton  00:17

light and dark sometimes, yeah, oh, I see what you did there light with the tinge of darkness.

Speaker 1  00:25

Yes. Well, I guess, I guess the overriding thing is like, I'm excited that there are these questions that constantly come up, and that the reaction, whether it's, you know, the changes, you know, kind of the pushback on core dev or, you know, a lot of people have gotten erect over the years going back to mount Gox and then FTX and then all kinds of other scams. So it's always good to have people with their radars up and kind of asking questions and poking holes, because that's you do know, I'm going to be on the other side of some, you know, FTX scam or mount Gox. I'm not, I'm not suggesting that is the case here at all. I'm just saying we are hypersensitive to losing Bitcoin or, you know, getting getting rug pulled. So sorry, Jeff got

Speaker 2  01:26

so let me, let me frame the conversation. So Sandler came out over the weekend, I'm sure you saw it, talking about his stock being shorted, talking about bots. And I kind of put out a tweet saying, Well, you know, that's interesting. If you really care about shorts, pull your Bitcoin off the exchange. Now, obviously, little tongue in cheek, not much easier said than done. But then I took a lot of hate and a lot of people claiming that it's in multi SIG and this and it's segregated, and so I went into the documents and began doing the deep dive. And yeah, it's quite the opposite, right? Seems to me from the documents, that a majority of the Bitcoin is pulled at the exchanges, and that he openly admits that in the case of any type of problem at the custodian level, they would, they would take large, large losses from a bankruptcy, which means that the bitcoin is not segregated. So anyway, I just thought it was rich to complain about short sellers, when, in essence, so much of the short selling and MicroStrategy is really a result of the products that he's offering, right? That is the natural hedge, which is to short MicroStrategy, whether we're talking about converts strk, or we even talk about products that he endorses, like Misty, which, you know that's bringing in, probably, on average, a steady $3 billion worth of shorting. Right there. I just thought the whole thing's like, it kind of leaves my head spinning. So, yeah, curious to get your take.

03:17

Jeff, you there.

03:22

We can't hear you. Jeff, maybe drop and come back.

03:30

Jeff, I'll drop you down. Come on back up.

Speaker 2  03:49

While we're waiting for Jeff to come back up, British, have you heard the conversation at all?

Speaker 3  03:54

I haven't, but I've heard several. I had several DMS, so I don't know what. I don't know what was, what was said,

Speaker 2  04:03

Jeff, Jeff's back up. Why don't you pretty quick?

04:06

Yeah, we can get you now, buddy,

Jeff Walton  04:08

okay, yeah, that's an it's an interesting perspective. Good question. I think you're right to go and do your due diligence and look at the documents having been behind the curtain. I think it's a little bit more complex than what the documents may show. So I mean, the most I could say is I encourage anybody to try to run the strategy playbook and start to talk to these custodians from the other side. We ran 100 question, DDQ, understanding the complexities of, I think, seven or eight different custodians, in and out, how they work. You know, multi SIG, keys, different structure, human element, bankruptcy, remoteness, all of this stuff. It's incredibly complex. Uh, a majority of them do have separate wallets for the Bitcoin, and they're not held on exchanges and they're not pooled. There are a couple that do have omnibus solutions, and when you look at the size and scale of those types of institutions, other questions, other concerns, become a bigger issue. What I mean by that is you're talking like global, systemic, too big to fail type institutions. So while, while I understand the concern, I think, the likelihood that, I think it's an incredibly low likelihood that a majority of the strategy coins are in, like, omnibus style solutions. And so I think this concept of, you know, pull your Bitcoin off of the exchanges to, you know, remove the short interest, I think is a little bit skewed, because I'm fairly certain a majority of this is in True, true cold storage. And the last thing I'd say is, you know, these investors that have large sums of capital have a really big incentive to protect that Bitcoin so they do not want to share any more information than what is shared publicly via a case. So I understand the hesitancy to be protective of wallet addresses and the not necessarily the concern with the Bitcoin code, but the concern with social engineering attacks and the natural human element of having somebody control coins at a at an exchange. So, you know, there is an element of trust here owning any one of these assets is not holding Bitcoin, and that's definitely a risk you take, and why? You know, I've historically recommended that anybody that's interested in this space hold Bitcoin in cold storage before even trying to understand or get into the complexities of any of these, one individual equities. So these are, these are institutionally complex products, and they require a lot of math and a lot of due diligence, and they're not for everybody. That being said, they're incredibly interesting. And I don't think they're going away, nor do I think that there's this doomsday scenario at any point on our horizon, so I'll yield, yield my time there.

Speaker 2  07:53

No, I appreciate that, Jeff. And I'm not saying there is right. I'm kind of coming from the position of Look at the size of the derivatives markets that are on Bitcoin right. Let's leave the Treasury companies out of this for a minute. Something isn't right. Right? In order for the perp markets and the COMEX cash settled markets and all of these markets to function properly, they have to be anchored to the to the Bitcoin spot price. And in order for them to be anchored to the spot price, a market maker has to be able to make a bid for a perp and turn around and short Bitcoin, right? That's, that's what keeps them anchored, right? So somewhere, somehow, this market is creating a fluid Bitcoin loan market now, where that's coming from? I don't know, right? It could be a completely fraudulent market like Ella was talking about earlier. Imagine a bunch of large OTC players got together and create a spot ledger, right? And they just honors the price, but it, but there's no spot backing it, right? That's what happens in gold and silver, right? I made the point earlier, if you go and sell a million dollars of gold at spot tomorrow, right, you don't have to deliver the gold. It's just a spot sale, right? And that's held on a ledger. Somewhere, something weird is going on, because that the amount of bitcoin that's a freely available to loan doesn't appear to be significant enough to support the derivatives market. So somewhere, something's going on. I don't know what it is, I don't know where it's coming from, but, yeah, weird things are going on, that's for sure.

Jeff Walton  09:51

It would be interesting to see the just the relativity of the equity derivative market for Bitcoin correlated equities and even these digital assets. Raised because there, there's some correlation there. And I wonder if there's, you know, data that's being mixed up within all of those positions, market makers hedging in different instruments and different baskets of goods as an alternative location. I don't know you're right, though, the depth of these, the depth of these derivatives markets, is getting larger and larger. And anybody that wants to borrow any of these equity instruments, they effectively borrow that money out of thin air, which is ultimately making the equation a bit more tricky in the entire market.

Speaker 2  10:41

Yeah, you know, that's another interesting point. I kind of touched on this earlier, but I'll kind of explain it again. If I'm an options market maker, right? Let's just say I'm an options market maker in mstr and the MST y of folks come in and they sell, you know, hundreds of 1000s of or at least 10s of 1000s, toward 100,000 at the money calls. Am I going to go out and short my mstr, which trades eight hours a day, five days a week? Or am I going to go out and short a perp, which trades 24 hours a day, seven days a week, 365, because if I'm buying gamma, if I'm buying the ability to monetize gamma from a customer, I want to be able to trade that 24/7, 365, not five days a week, eight hours a day. So that argument kind of slips a little bit right, because the market makers are going towards the perps, right? That's that's where they have the most ability to trade and to hedge. Is in 24/7 365, markets they're

Speaker 3  11:51

gonna go to the easiest, most liquid, cheapest place to go.

11:56

Yes, exactly. Gary, how you doing, sir, I'm good.

Speaker 3  12:00

Man, I'm good, man, I'm good. No, I'm enjoying the conversation I didn't give him in the first double. But I think walking through, like, what actually happens is so good for the audience, because they don't know these are all very different products. I mean, not different, but they all have, they lay over each other and like, right? They're not all starting and stopping at the same point, and that's just one variable. So there's arbitrage everywhere. This arbitrage is going to get even more significant. It's going to be one of the most awesome. I'm actually considering, like, I would actually love to find somebody that already has positions offshore. I think setting up an offshore trading account, it's a fucking great idea, dude. I think you're gonna have four years of volatility like we've never seen all over the market. And that's exciting for us, because, like, the truth is okay. And as much as we may want to talk about this drama or that drama. There is nothing we're going to do. This is going to continue because it is a flawed system. You're putting a almost pure money system, nearly perfect, into a grossly flawed carnival shit show, and we're just gonna see this mercury go everywhere. And this is just one of the examples. At some point I would love to talk to whoever was just speaking. I thought it was Jeff or somebody about the strive deal and what they're doing. I thought that was interesting news today, and even bmnr Man, I mean that bmnr Deal. Have you guys seen that thing? Given warrants away. Someone invests. I think it's half a bill at 71 stocks trading at 58 buy a $71 stock with some warrants to boot. Now, now, now, do we have some very interesting products being sold? I haven't heard that one in a long time. In fact, last time I heard that deal was Warren Buffet buying Goldman at 92 and getting, like 100% equal warrants. Y'all remember that trade? No 809, you sure do.

14:26

Yeah, there were a lot of those funky warrants

Speaker 3  14:30

here, and it doesn't default. What's really interesting, we're seeing really major opportunities here without default. It's just like earthquakes going on all over the planet.

Jeff Walton  14:47

Completely agree, we're not, we're in a whole new age of finance backed by Bitcoin that's enabling these new structures that haven't really existed before. I mean, it's totally fascinating. Our team was. Up the whole weekend, like, uh, caffeine, IVs all the all day, every day, to get this deal to the finish line. And the amount of creativity was incredible. And it's just going to keep it's going to need to keep growing. And this is the first of many of these things.

Speaker 3  15:19

Yo, CC, once this gets liquid. I mean, just look at what my brother's doing. I knew this was gonna happen. I mean, I would have bet a trillion quadrillion dollars, one that is, and I'm not pumping his product. Okay, I believe, just for the own pure Bitcoin, like you don't need to fuck around with real estate. But if you're, you know, trapped in Trad fire, you don't want to go in Bitcoin. Cool. That's a great product. That product is not going to get fucked up unless he loses the Bitcoin, and the entire economy crashes. So Bitcoin crashes to, you know, 90% 10, yeah, down to 10% of its value, and the real estate crashes. My brother's probably out of business, but in fact, no, he won't be out of business, because the banks will just extend the loan out forever, because the problem would be so big, nobody will even ask anybody to exit a building. So I don't believe that happens in my lifetime, but the amount of we now have a North Star. Man, Jeff, I think we have this North Star for the first time in 1000 years. And now everything is being judged again. And it used to be just a small little flashlight, but this light is getting bright, and no one people are beginning to compare 6% cap rates against a 12 or a 9% distribution from a dividend that they've never seen in 40 years. I mean, this is really fascinating, and it's the creativity, the innovators, the financial innovators, that we want to bitch about. But these are new products being created, or at least products that are being marched into new tools and similar products. I think this is very, very good for Bitcoin, but it doesn't mean it's going to just be a straight up. Hey, let's go to a million dollars that I do not believe is true. I think we're getting ready to have a lot of volatility.

Jeff Walton  17:22

I guess, yeah, there's a lot. There's a lot of work to be done too. And like everybody that's on this call, there's you could just do things, and you could do it in different industries, different spaces, real estate, M A insurance, you just get out there and start thinking through this process and communicating with people, because eight months ago, I was, you know, dead inside, working in reinsurance, and here I am doing a, you know, cashless transaction to roll into companies with 10,000 Bitcoin. It's just, it's crazy,

Speaker 1  17:59

I guess, at a high level, do do we and I, like everybody's opinion? Do you believe that the current fiat system and the Bitcoin system can peacefully coexist? This kind of integration is is inevitable, but do you think at the end of the day, when all is said and done, these two systems can peacefully coexist? Yeah,

Speaker 3  18:24

yeah, well, I'll take it if nobody else is going to peacefully coexist. First off, I'm not sure what that means, peacefully coexist.

Speaker 1  18:34

Just exist together. You gotta, you gotta, Yeah, but look, let's

Speaker 3  18:38

think about though, like I competed with Enron for 22 years of my life. I never saw them as a competitor. I saw them as a player on the field, and without them, I had no game to play. I'm stunned that people look at competitors like they're bad guys, like I gotta have somebody to fucking play with and keep my game up. So look, I think we have 2% adoption at best, at absolutely, very best, and I would tell you this, probably half of that at best, and we have people awakening to a new opportunity. So I don't think these have to be I don't think the world has to be a war. I don't think Fiat has to fight with crypto. I get to buy Bitcoin because I like it. And if someone else wants to hold on to dollars and complain about why they're not able to have any freedom, they're going to have to learn that lesson I can't like, you know, life is difficult sometimes, and people don't listen. And so I don't know why this has to be. Look, the great battle is going to be, hey, if MicroStrategy one day is one of the top two or three greatest companies in the world. World, then that is all we need to know. And if bitcoin is the main currency and it's able to fight all these enemies and evilness, then it too will win. But maybe we can have a bunch of different currencies all over the place. I don't see the dollar going away because I ain't using my money to buy potato chips. I'm not using Bitcoin to buy potato chips. So I need something. I need a stable coin. These banks are going to remain functional. Some of them, the revolutes of the world, they're going to die. 90% of the Bitcoin guys, or crypto guys, they're going to die. A ton of fintechs are going to get destroyed here because they waited too late to go public. So I just think you're seeing the creation of a bunch of new companies that look, if this is good for me as a private human being, is a private family that has no employees, that don't want any employees, and I'm still able to out do anything that the governments can throw at me, other than prison and 100% taxation on anything I own. It's got to be great for companies, man at any level. And now it's just going to come down to what, where did you come into the adoption schedule? Did you come in and 2021 or did you come in in 2025 because I think that's actually where adoption is actually beginning to happen, is in that period, and that means we're in phase one.

Jeff Walton  21:37

Completely agree, we're in phase one. And I think this, this transaction that we just announced, I think is a really good representation of that. If you look back at similar a couple years ago, they were, you know, self proclaimed zombie company and on a road to a really uncertain future. And so what do they do? They put Bitcoin on their balance sheet, started to leverage their balance sheet and buy more Bitcoin, and there they are, like they're in this position of of strength in this acquisition, because they put Bitcoin on a balance sheet, and I think that's a really good signal to any of these other little biotechs or healthcare companies that maybe see an uncertain future, and it's an opportunity to think a little bit differently. So, yeah, I think this is going to evolve. And we're at this like we're so early in the adoption curve, it's hard not to be bullish on this stuff.

Speaker 3  22:39

You know, just to that point I can't see who's thinking, but whoever it is I like the way you communicate is that. Jeff, yeah. Punter, Jeff, Yep, yeah, yeah. Hey, Jeff, um, you know, first time in history where a private company or a public company can put another business on its balance sheet and not have any shareholders be concerned about their exposure to, you know, operating friction, or, Hey, look, you taking your eye off the ball. See, this is a very thing, right? You can literally add another asset now, possibly it's a liability if you buy it wrong, or if you don't have your shit together, but you can buy another asset that gives you some buoyancy in rough times. And I totally agree with you, dude, some wounded companies. I have two companies that I'm very close to. One of them, the owner hates me so much because I used to sleep with her that I really want to she's the mother of my freaking kids. I would love to find one or two guys that could go to her, don't even know me, man, and show her $70 million a year the independent company she owns all the equity like in one shareholder and just, you know, can't she? They're so engrossed in their own business, the operating business, that they can't see the opportunities. And it's going to be people are going to look back in five years and go, Oh, my God, I could have built a $10 billion company, and I just didn't spend 4060, 80 hours looking at the opportunity. So congrats to you guys, man.

Jeff Walton  24:28

Thank you. Yeah, there are 498 slots open in the s, p5, 100 to hold Bitcoin on your balance sheet. And we're, we're gunning for one of those.

Speaker 3  24:38

What's the next move for you guys. I mean, what's next? Do you like? Well, and I'm just hypothetical. It would, it would suggest to me this move, we're going into m and a cycle like we've never seen.

Jeff Walton  24:55

Yeah, I think there's a lot of opportunities with this is a like a proof. Concept, right? We've now got the first one done, and we've got some ideas of what that could look like in the future. And we've publicly announced that we have intentions to issue a perpetual preferred equity in 2025 so if you think about the combination of the balance sheet that improves our credit quality, which improves the story for the perpetual preferred and, you know, makes the whole that improves the profile of the whole entity. So, yeah, there's a lot of optionality. And that's what's amazing about Bitcoin, is it provides significant optionality for navigating the future.

Speaker 2  25:47

So Jeff, let me ask. I'm not as familiar with strive and congratulations, by the way, that's awesome. I was

Speaker 3  25:54

gonna ask if you could describe the deal a little bit to the audience.

Speaker 2  25:58

Yeah, exactly what I was going to ask, but also in addition to the deal. So in a perpetual preferred does the strive have the cash flow to pay the dividends? Or would it be just dividends through sale of additional common stock?

Jeff Walton  26:16

Yeah, we're taking a novel approach to that. I wish I could talk more about it, but that will be public information in the near future.

Speaker 2  26:23

Cool, can you give us just an overview of the deal? So for those in the audience that aren't aware,

Jeff Walton  26:28

yeah, so I could talk about what's what's publicly released on the press release. So every, every share of smlr will receive 21.05 shares of Asst. That's the deal of the transaction. Eric similar will sit on our board as a result of the transaction. Our intention is to look at opportunities to potentially spin off the healthcare side of the business. And if you've done a little bit of due diligence and looked at our history, we've got Vivek as a very large shareholder, has been very active in the biotech and healthcare space, and I think can provide some really unique perspectives and ability to help us monetize that portion of the business in the future. So we really, we really view Bitcoin as a hurdle rate, and that's kind of our that is our North Star. And now we are going to operate

Speaker 2  27:40

rusty, go ahead. But Gary, yeah,

Speaker 4  27:44

yeah, a couple things. Congrats on that. Jeff that I thought that was great to see. And you're right, I was, I was curious about just if you had anything additional you could say, and I think it is interesting to have a VIC being a part of this. And you know, going to spin off, because I remember I was, there was a call with some folks and Eric's, and I was kind of giving a rundown of everything, and just really how they got into just acquiring Bitcoin and this, this was some months back, and I could kind of see that it was probably an end up in M and A space. He didn't mention anything. I just I've seen this coming, and I like how you said it in your post, that this would be probably a case study. You know, I made a post last night, and I was thinking through all these things we're talking about now, and Gary, you're coming up kind of in a methodical way of talking about bitcoin and how it's just this North Star. And I just started listening out a couple things last night. I was like, you know, Bitcoin doesn't care about laws. It doesn't care about it doesn't care about Wall Street. Doesn't care about the Fed. Why? Because it's proven it, you know, I was thinking through I was like, Man, this thing has survived. MT, Gox, it survived. FTX. It survived all these legal situations. It survived that, you know, the federal government coming at it, saying it's just garbage, Silk Road, all this shit, and it's just like, keeps moving forward. It doesn't care about the dev argument. It doesn't care about blockchain wars. It's gonna keep going. And I say that to say that people in the audience listening hold it in self custody first, like punter Jeff said, and then start looking at some of these products, because sky's the limit, in my opinion. I think there's going to be some crazy stuff to come out of this soon. I really, really do anyway, that's all I want to say. Thanks, guys.

Speaker 3  29:34

Hey, if Jeff is still here, Jeff, if I understood the deal right, it was a 200% premium paper deal, all paper, your paper for their paper, 200% premium to Friday. Friday, I think, was priced roughly 28 stocks at 34 today. Why is it not trading? I mean, it looks to me like I could. A $34 stock of similar right now, and when this closes, end up with a $71 equity position. Is that? Am I completely fucked up here? Pardon the language, yeah.

Jeff Walton  30:14

So this is, this is an institutionally complex transaction. I think I spent about 3030, to 40 hours in Excel spreadsheets, and then so did so did our bankers, so did our board, so did our team. And what I can say is this, mathematically, is a creative transaction. Who strive, and there are several dynamics at play, particularly because we closed our our own reverse merger last Friday, so we started trading last Monday, and then going through another m a transaction, you know, thinking about pipe, share unlock, all of the shares that are involved in all of the different locations and how they interact. It's a very, very complicated product. So in terms of the dynamics and how it plays out, we will, we will find out. But the math does show that this was a creative transaction in terms of Bitcoin per share.

Speaker 3  31:21

When does that? When does it complete? Because this is my real question, and maybe I'm just asking the wrong question, but your ass T that's strive, right? That's trading at 383 today, and you've got similar trading at, I think 3334 yet the offer, if I understood it correctly, was relative to similar around $90

Jeff Walton  31:54

yeah, that's, that's correct. And the there is an ARB spread, and it right again, there's significant math that goes into this. And the other complexity is the cost to borrow on our stock is 600% annually. So that's that kind of goes What's into that goes into the entire math of the transaction. Can you

Speaker 3  32:14

just say that last part? Again, about 600% short. Yeah. No, the

Jeff Walton  32:19

cost to borrow is 600% Yeah.

Speaker 2  32:23

So if you go to your broker dealer, you try to get a borrow on asst do sure to put on the ARB, right? So the ARB is you're going to buy somewhere in short ass T, but in order to short ass T, and of course, this transaction only makes the situation worse, because now you have people that really want to short assd to put on the ARB,

Speaker 3  32:43

but if I want to put the play on, why do I need to short ass t I can just buy similar at 40, $50 discount right now, because it's going to get assimilated into asst at some point, right?

Speaker 2  32:56

But what if asst drops from 383, to $1 not? Not saying it will. I'm just saying that that would be the risk you're taking right then, then similar goes down.

Speaker 3  33:08

Don't know is, I don't, I have no idea how the bankers valued ass t they, they had to value it the price of the close of the market

Speaker 2  33:17

Friday. Well, I'll, I'll jump in and tell you Jeff, kind of, you know, he can't say, he can't talk about it, but I'll give you this take one thing that he did, one thing he did say, is that there's a pipe unlock, right? So think about what just happened with NACA on the pipe unlock, and then you have to build, you have to build assumptions into what's going to happen with the pipe unlock, right? And then try to figure out what everything's worth. So if you kind of want to back into it, assume the market's efficient,

Speaker 3  33:51

right? Andy, you have to assume it's not efficient.

Speaker 2  33:55

No, I know. But the only way you you the market is implying a value for asst, right? That that's, that's the backwards way to look at this. Yeah, but again, that doesn't mean it's right. It's just that that's what, that's what

Speaker 3  34:12

these numbers are not efficient. Like, there's a big old gap in this number somewhere. There's got to be an opportunity here. That's all I'm saying. I'm looking at, and I'm not trying to put Jeff on the spot, helping a public company. So you can't, actually, yeah, I can't say anymore. Please don't. But like NACA to darks points, see, knock up traded up to, what, 150 the other day, it's right back down to 129 again. In fact, I picked some up because I thought that was an opportunity that's sub asset value. I think, I think he's probably at about 80% asset value at 129 maybe less. Anyway, Jeff, I didn't mean to put you on the. Spot. I'm really appreciate you being here, and I wish you guys the Well, the best man I know, but Vick, he's an awesome human being. So well done to you guys.

Jeff Walton  35:11

Thank you. Appreciate it. A lot of work went into it. This is just the beginning, and a lot of excitement about the future. So we're getting creative, we're using a lot of math, and we're really putting our banker colleagues and our lawyer colleagues to the test. So a lot of lot of appreciation for them. And this is, this is not tricky. This is super tricky. So appreciate the support everybody. And yeah, I'm going to peel out thanks for the time.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Scientific or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;
•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;
•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;
•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;
•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;
•	the diversion of management's attention from ongoing business operations and opportunities;
•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;
•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;
•	changes in Strive’s or Semler Scientific’s share price before closing;
•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s current report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on September 12, 2025 (including the documents incorporated by reference therein), Semler Scientific’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10-Q, and other documents subsequently filed by Strive and Semler Scientific with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive intends to file with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC other relevant documents concerning the proposed transaction. A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Semler Scientific, their ownership of Semler Scientific common stock, and Semler Scientific’s transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in Semler Scientific’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive's Current Report on Form 8-K filed with the SEC on September 12, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.